New Phase II Clinical Study of PTK/ZK in Lung Cancer

Berlin, March 2, 2005 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today the initiation of recruitment for a Phase II clinical trial of the experimental angiogenesis inhibitor PTK787/ZK 222584 (PTK/ZK) in the treatment of lung cancer. The trial is designed to evaluate the efficacy of PTK/ZK as a second-line monotherapy in patients with stage IIIB/IV non-small cell lung cancer (NSCLC). The trial, known as the GOAL Study for Growth Arrest with Oral Anti-Angiogenesis in Lung Cancer, will be conducted in France and Germany at five different sites.

This study will include patients with stage IIIB/IV NSCLC who have relapsed or are refractory to first-line therapy.

"Recent scientific evidence suggests that angiogenesis inhibition may be a new treatment approach for non-small cell lung cancer," said Marc Rubin, MD, member of the Executive Board of Schering AG, responsible for development and oncology. "Schering is committed to exploring the full potential of PTK/ZK beyond the currently pursued indication of metastatic colorectal cancer and to identifying those cancer patients who will most likely benefit from anti-angiogenesis treatment with PTK/ZK."

PTK/ZK is a novel, oral angiogenesis inhibitor designed to target the tumor blood vessels and potentially lymphatic vessels, thus slowing tumor growth and spread. PTK/ZK has the potential to be an effective angiogenesis inhibitor by blocking all known VEGF (vascular endothelial growth factor) receptors. It is currently being co-developed by Schering and Novartis in two clinical Phase III studies in patients with metastatic colorectal cancer.

Additional information

Lung cancer is the leading cause of cancer deaths around the world accounting for more than one million deaths per year. Lung cancer is divided into two types: small cell lung cancer (SCLC) and non-small cell lung cancer (NSCLC). NSCLC is the more common type of cancer, and accounts for about 75 percent of all lung cancers.

PTK/ZK is a novel, oral angiogenesis inhibitor that blocks all known VEGF receptor tyrosine kinases, which play a significant role in tumor angiogenesis, tumor growth, and metastases. PTK/ZK blocks the signaling of all known VEGF pathways at the receptors (VEGFR1, VEGFR2, and VEGFR3) regardless of the activating growth factor (VEGF A-D). PTK/ZK is currently in Phase III development for patients receiving first-line and second-line treatment for metastatic colorectal cancer. These trials, known as the CONFIRM 1 and 2 trials, evaluate the efficacy and safety of PTK/ZK in combination with chemotherapy (FOLFOX4 regimen), which includes oxaliplatin/5-fluorouracil/leucovorin, an emerging standard of care in previously untreated colorectal cancer patients.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Media Relations: Dr Friedrich von Heyl, T: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Pharma Communication: Frank Richtersmeier, T: +49-30-468 176 61;
frank.richtersmeier@schering.de

Find additional information at: www.schering.de/eng